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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber Reports First Quarter 2005 Results

June 3, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)

HIGHLIGHTS

  •
  During the quarter ended April 30, 2004 the Company generated sales of $52.3 million of which $10.1 million represents sales from Harry Winston.

  •
  Aber's pre-tax earnings for the quarter was $11.7 million as compared to $4.6 million for the fourth quarter and $7.5 million for the first quarter of the preceding year. The pre-tax earnings was offset by an income tax expense of $8.9 million, which included a cumulative, non-cash future tax expense of $3.3 million, relating to an increase in the Northwest Territories corporate tax rate from 12% to 14%.

  •
  In April 2004, the Company completed the acquisition of 51% interest in Harry Winston Inc., one of the world's leading luxury jewelry and watch retailers. The Company has an option to purchase the remaining 49% interest of Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest. Mr. Thomas J. O'Neill has been appointed as Chief Executive Office of Harry Winston Inc. and President of Aber and Mr. Robert A. Gannicott will continue to lead the Company as Chief Executive Officer.

  •
  In March 2004, the Company successfully completed the refinancing of its Project Loan Facility to a combined secured term and revolving credit facility.

  •
  In February 2004, the Company completed an offering of 1,500,000 common shares generating net proceeds to the Company of CDN $71.6 million (US $53.6 million).

  •
  At April 30, 2004, Aber had unrestricted cash of $98.9 million which represents 45% of total debt outstanding. The Company anticipates that cash balances will be substantially equal to the outstanding debt level at year end absent of any additional cash requirements such as dividends or accelerated capital requirements.

CONSOLIDATED FINANCIAL RESULTS

        The following is a summary of the Company's consolidated results of operations for April 30, 2004, under the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts)

	Three months ended April 30,
	2004	2003
	Unaudited
Sales	$52,269	$—
Cost of sales	28,591	—

	23,678	—
Selling, general and administrative expenses	8,714	2,286

Earnings (loss) from operations	14,964	(2,286)

Interest and financing expenses	2,912	146
Other income	—	227
Gain on sale of other assets	—	338
Foreign exchange gain (loss)	(349)	9,367

Earnings (loss) before income taxes	11,703	7,500
Income taxes (recovery)	8,862	2,337

Earnings (loss)	$2,841	$5,163

Basic earnings (loss) per share	$0.05	$0.09
Diluted earnings (loss) per share	$0.05	$0.09
Total assets	$817,980	$577,855
Total long-term liabilities	$320,749	$284,648

Net Earnings

Three months ended April 30, 2004

        Aber's net earnings for the quarter ended April 30, 2004 totalled $2.8 million or $0.05 per share, compared to net earnings of $5.2 million or $0.09 per share in the first quarter of the preceding year which was prior to the commencement of commercial production at the Diavik Mine. The first quarter earnings represent a decrease of $0.4 million or $0.01 per share from the fourth quarter results of $3.2 million or $0.06 per share.

        The decrease in earnings results primarily from the following:

  •
  Income tax expense of $8.9 million was recorded during the quarter compared to $2.3 million in the preceding year and $1.2 million in the preceding quarter. The current period's tax expense reflects a cumulative non-cash income tax expense relating to the revaluation of future income tax liabilities to reflect an increase of 2% in future income tax rates in the Northwest Territories, as substantively enacted during the quarter. The Company's effective tax rate on regular operating income, excluding Harry Winston, is 45% for the current fiscal year.

  •
  Prior to the commencement of commercial production (August 1, 2003) at the Diavik Mine, all interest costs were recorded as deferred mineral property costs.

        Other factors contributing to the decrease in earnings are as follows:

  •
  Selling, general and administrative expenses (SG&A) amounted to $8.7 million during the first quarter, which includes SG&A expenses of $4.7 million on sales of $10.1 million for Harry Winston.

  •
  During the first quarter, the A154 South ore grade was affected by the mud-rich material surrounding the pipe. It is expected that this material will continue to affect ore grade for the remainder of the year.

  •
  Aber's rough diamond sales are based on a traditional five week cycle, during the first quarter, only two open market sales events were conducted at the Company's rough diamond sales centre in Antwerp. This is comparable to the preceding quarter. Aber expects that its quarterly results will continue to fluctuate depending in part upon the number of sales events conducted during the quarter.

Cash Flow from Operations

        During the quarter ended April 30, 2004, Aber generated $37.7 million in cash from operations, compared to $22.8 million in the previous quarter. Included in cash from operations is $16.1 million generated by Harry Winston for the month of April. Variations in revenues and operating cash flows are to a certain degree inherent in the Company's diamond marketing activity due to the cyclical nature of the Company's open market sales sight activities and retail sales, and accordingly the Company expects that such variability will continue to occur on a quarter over quarter basis.

Working Capital

        During the quarter, working capital increased to $135.6 million from $60.3 million in the previous quarter primarily as result of the addition of merchandise inventory in conjunction with the acquisition of Harry Winston and due to the funds received from the net equity raise of $53.6 million. In addition to contingency cash collateral and reserve amounts totalling $15.2 million Aber also had $98.9 million in unrestricted cash and cash equivalents at April 30, 2004, of which $8.0 million was held at the Diavik Mine and $4.6 million was held at Harry Winston. This compares to unrestricted cash and cash equivalents of $23.6 million and contingency cash collateral and reserves of $100.1 million as at January 31, 2004, of which $7.2 million was held at the Diavik Mine.

RESULTS OF OPERATIONS

        During the first quarter, Aber implemented its retail investment strategy with the acquisition of a majority interest of Harry Winston, the premier retailer of fine, diamond-focused jewelry in the United States, Japan and Europe, has marked a strategic expansion of Aber's activities.

        Aber's move into the luxury retail market has been complemented by the appointment of Mr. Thomas J. O'Neill as Chief Executive Officer of Harry Winston and President of Aber, with Mr. Ronald Winston continuing as Chairman of Harry Winston and Mr. Robert A. Gannicott continuing as Chief Executive Officer of Aber. Mr. O'Neill, who joins the Aber organization from Burberry & Co., has an extensive career history in both diamond jewelry and luxury goods retailing, having previously held senior positions with both Tiffany and Co. and LVMH Moet Hennessy Louis Vuitton.

        Operations from the Diavik Mine continued to perform well during the first quarter, with the process plant working comfortably ahead of design capacity rates of 1.5 million tons per annum. Grades continue to reflect the processing of mud-rich material that surrounds the kimberlite ore at the Diavik Mine. The Diavik Mine completed its winter road-shipping season during which approximately 1,500 loads of fuel and other supplies were trucked over the seasonal ice road to the mine site. Among the shipments were three new additional Komastsu 830E haul trucks, which will be assembled on site and commissioned in the next few months, thereby significantly augmenting operations.

Mine Production

Production information from the Diavik Mine, Aber's 40% share:

	Three months ended March 31, 2004	Three months ended December 31, 2003
Diamonds recovered ('000 carats)	615	440
Grade (carats/tonne)	3.9	3.7
Operating costs, cash ($ millions)	15.0	14.8
Operating costs per carat, cash ($)	24	34

        Cash operating costs decreased by $10 per carat from the preceding quarter as a result of the Diavik Mine's continued progress towards full production.

Segmented Analysis

        The operating segments of the Company include mining and retail segments.

(expressed in thousands of United States dollars)

Mining

	Three months ended April 30,
	2004	2003
	Unaudited
Sales	$42,153	$—
Cost of sales	23,521	—

	18,632	—
Selling, general and administrative expenses	3,996	2,286

Earnings (loss) from operations	$14,636	$(2,286)

        Mining segment includes the production and sale rough diamonds.

        Sales for the first quarter totalled $42.2 million compared to $41.6 million in the preceding quarter and $4.1 million in the comparable quarter of the prior year. Sales from the first quarter of the preceding year were realized prior to commercial production and were credited against deferred mineral property costs prior to August 1, 2003. The Company combined two of its sales sights in the first quarter of this year due to the lower quantity of product available to be sold resulting from the processing of low grade stockpiles.

        Cost of sales includes cash operating costs of $14.7 million, non cash operating costs of $8.0 million and private production royalties of $0.8 million. A substantial portion of cost of sales is mining operating costs are incurred at the Joint Venture level. Cost of sales also include sorting costs which is comprised of Aber's cost of handling and assorting product in preparation of sales to third parties. Non cash costs include amortization and depreciation, the majority of which is recorded on a unit of production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

        The first quarter gross margin was 44% compared to 37% in the preceding quarter and $nil in the preceding year which was prior to the commencement of commercial production. The gross margin realized on cash operating costs was 63% in the first quarter compared to 58% in the preceding quarter and $nil in the preceding year. The increase in gross margins resulted from lower per unit cash costs as a result of increased production.

        Stock option and restricted and deferred share unit expense of $1.0 million was recorded during the first quarter, compared to $0.6 million in the preceding quarter and $0.6 million from the preceding year. Depreciation and amortization was $1.4 million during the first quarter, $1.6 million in the preceding quarter and $0.2 million in the preceding year. Certain costs associated with the acquisition of Harry Winston of $0.3 million, $0.4 million in the preceding quarter and $1.7 million in the preceding year were expensed during the quarter.

Retail

	One month ended April 30,
	2004	2003
	Unaudited
Sales	$10,116	$—
Cost of sales	5,070	—

	5,046	—
Selling, general and administrative expenses	4,718	—

Earnings (loss) from operations	$328	$—

        Aber completed a 51% acquisition of Harry Winston during the quarter. The segmented retail figures represent only sales for the month of April 2004 from six salons located in New York, Beverly Hills, Paris, Geneva, Tokyo and Osaka.

        Sales for this month were $10.1 million. Gross margins were 50% and selling, general and administrative expenses were $4.7 million.

        Direct sales through the salons saw an increase across a range of products with jewelry sales over $100,000 being particularly strong. The major factor was the resurgence of the United States market driven by economic recovery and increased tourist traffic. Sales in Europe and Japan were broadly in line with the previous year. New salon openings in Las Vegas, USA and Taipei, Taiwan are planned for the third quarter of this year.

        The wholesale watch business continued its strong year of growth with the United States market leading the charge. Orders were significantly higher for Harry Winston limited watches at the Basle Watch and Jewelry fair, the key trade show for the wholesale watch business.

Harry Winston Acquisition

        On April 2, 2004, the Company announced the acquisition of a 51% share of Harry Winston Inc., a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price payable before transaction costs by the Company is payable in installments, with $40.0 million including the direct equity paid on closing of the transaction and the balance to be paid over the one year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest).

        The preliminary allocation of the purchase price over the fair value of assets acquired and liabilities assumed is $63.4 million. This amount is currently reflected on the balance sheet as goodwill and intangible assets. The finalization of the purchase price allocations is pending the completion of the valuation of the goodwill and intangible assets.

OUTLOOK

        2004 diamond production at the Diavik Mine, based on the 2004 production forecast, is expected to be in the mid to upper range of 7.0 to 8.0 million carats, based on an annual processing capacity of 1.7 million tonnes. Current rates of ore processing are at or exceeding this level. Operating efficiencies continue to expand the capacity of the processing plant beyond its nameplate capacity of 1.5 million tonnes. An annual production rate of 1.7 million tonnes may be viewed as a conservative estimate of sustainable capacity, and the operator does not consider the plant to have yet achieved its full potential. Mining operations in the A154S pit are proceeding smoothly, and with the expansion of the haulage fleet during the first quarter, diamond production is not currently restricted by ore supply.

        The low-grade mud-rich unit surrounding the A154S ore body continues to have a dilutive effect on recovered grade. This grade dilution is expected to continue until the end of the year as mining advances to the 320m bench level, beyond which the mud unit is not observed. Currently, drilling is ongoing to better delineate the shape of the A418 pipe and the nature of the diamond resource at depth in A154N. The results of this work are expected at year end.

        Two rough diamond sales are scheduled for the second quarter. Given the expected shortage of rough available in the market during the second half of the year, the outlook for this period, and the remainder of the year, remains positive.

        Harry Winston plans to open two new retail salons in the next six months bring the total number of salons to eight. One salon will be in Las Vegas at the Forum Shops. The other salon will be in Taipei, Taiwan and will be the first salon in Asia beyond the existing locations in Japan. The outlook for the remainder of the year is positive, although it is highly dependant on economic conditions.

        Aber intends to return a substantial portion of its earnings to its shareholders in the form of dividends at such time that a stable and sustainable dividend stream can be established. The Diavik mine plan revisions, with a reliable schedule of capital requirements and production rates, must be reviewed before a dividend policy can be formulated later this year.

ABER DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

April 30, 2004 and January 31, 2004
(expressed in thousands of United States dollars)

	April 30, 2004	January 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$98,898	$23,628
Cash collateral	15,226	100,091
Accounts receivable	11,602	3,549
Inventory	126,819	22,177
Advances and prepaid expenses	10,911	2,130

	263,456	151,575

Deferred mineral property costs	202,478	206,073
Capital assets	269,984	263,442
Goodwill and intangibles	63,425	—
Other assets	18,637	11,678

	$817,980	$32,768

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$57,789	$18,478
Promissary note	49,765	—
Current portion of long-term debt	20,295	72,805

	127,849	91,283

Long term debt	200,992	150,270
Future income tax liability	84,008	67,492
Other long-term liabilities	14,449	12,065
Minority interest	21,300	—
Shareholders' equity:
Share capital	286,642	232,897
Stock options	6,882	6,096
Retained earnings	59,872	57,031
Cumulative Translation Adjustment	15,986	15,634

	369,382	311,658

	$817,980	$632,768

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the Quarter ending: April 30, 2004
(expressed in thousands of United States dollars)

	April 30, 2004	April 30, 2003
	(unaudited)
Sales	$52,269	$—
Cost of sales	28,591	—

	23,678	—

Selling, general and administrative expenses	8,714	2,286

Earnings from operations	14,964	(2,286)

Interest and financing expenses	2,912	146
Other income	—	227
Gain on sale of other assets	—	338
Foreign exchange	(349)	9,367

Earnings before income taxes	11,703	7,500
Income taxes	8,862	2,337

Earnings	2,841	5,163
Retained earnings, beginning of period	57,031	—

Retained earnings, end of period	$59,872	$5,163

Earnings per share
Basic	$0.05	$0.09

Fully diluted	$0.05	$0.09

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarter Ending April 30, 2004
(expressed in thousands of United States dollars)

	April 30, 2004	April 30, 2003
	(unaudited)
Cash provided by (used in):
Operating:
Net earnings for the period	$2,841	$5,162
Items not involving cash:
Amortization	7,188	190
Future income taxes	6,912	1,994
Stock based compensation	786	574
Foreign exchange	440	(9,367)
Gain on sale of other assets	—	(338)
Change in non-cash operating working capital	19,502	(1,807)

	37,669	(3,592)
Financing:
Issuance of long term debt	—	29,069
Repayment of long term debt	(56,384)	(63)
Deferred financing	(4,220)	(170)
Issue of common shares, for cash	53,745	673

	(6,859)	29,509

Investing:
Cash collateral and cash reserve	84,865	—
Deferred mineral property costs	(851)	(13,749)
Capital assets	(5,708)	(11,101)
Deferred charges	(2,719)	(22)
Purchase of Harry Winston (net of opening cash)	(29,962)	—
Proceeds on sale of other assets	—	366

	45,625	(24,506)

Foreign exchange effect on cash balances	(1,165)	(239)
Increase/(decrease) in cash and cash equivalents	75,270	1,172
Cash and cash equivalents, beginning of period	23,628	24,450

Cash and cash equivalents, end of period	98,898	25,622

Change in non-cash operating working capital:
Accounts receivable	22,544	(280)
Prepaid expenses	719	(1)
Inventory	(5,149)	—
Accounts payable and accrued liabilities	1,388	(1,526)

	$19,502	$(1,807)

Included in this news release are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

All forward-looking statements are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, market forces and commitments. This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations, risks relating to the Company's entry into luxury diamond and jewelry retailing through the acquisition of a 51% interest in Harry Winston and other factors. With respect to the Diavik Diamond Mine (known as the Diavik Project prior to the commencement of Commercial Production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, revisions to mining plans and other operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Interim Report, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Aber's Annual Meeting of Shareholders will be held on June 22, 2004, at 10:00AM at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario. The meeting will be broadcast on the internet at www.aber.ca

About Aber

Aber Diamond Corporation is a diamond marketing company supplying a Canadian product to the global diamond market. The Company's wholly owned subsidiary, Aber Diamond Mines Ltd., holds a 40% joint venture interest in Canada's second diamond mine, the Diavik Diamond Mine located off Lac de Gras in Canada's Northwest Territories. The Diavik Diamond Mine is operated by Diavik Diamond Mines Inc. ("DDMI") (60%), a wholly owned subsidiary of Rio Tinto plc. of London, England

For further information, please contact:

Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext. 225) Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

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  HIGHLIGHTS
  CONSOLIDATED FINANCIAL RESULTS
  RESULTS OF OPERATIONS
  OUTLOOK
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS